EXHIBIT 99.2

AMENDMENT NO. 1

TO

CHAPARRAL STEEL COMPANY

AMENDED AND RESTATED 2005 OMNIBUS EQUITY COMPENSATION PLAN

Excerpted from Unanimous Consent of the Board of Directors

(Effective August 15, 2006)

WHEREAS, the Board has declared a “1 for 1” stock dividend payable on September 1, 2006 to all stockholders of record as of the close of business on August 15, 2006 (the “Stock Dividend”);

WHEREAS, the Company has previously adopted that certain Amended and Restated 2005 Omnibus Equity Compensation Plan (the “2005 Plan”);

WHEREAS, pursuant to Section 4.3, Section 17.1 and Section 17.2 of the 2005 Plan, the Board desires to adjust (i) the shares of the $.01 par value per share common stock of the Company (the “Common Stock”) issuable pursuant to the 2005 Plan, (ii) the shares of Common Stock issuable pursuant to stock options granted pursuant to the 2005 Plan and (iii) the outstanding awards granted under the 2005 Plan to reflect (as of the close of business on August 15, 2006) the Stock Dividend;

WHEREAS, (i) the adjustment (resulting from the declaration and payment of the Stock Dividend) to the number of shares of Common Stock issuable pursuant to the 2005 Plan is intended to reflect (i.e., be reduced by) (a) the number of shares previously issued pursuant to the exercise of stock options, (b) the number of shares issued as “stock awards” (including, without limitation, the number of shares issued as “restricted stock”) and (c) the number of shares subject to stock options outstanding as of the close of business on August 15, 2006;

WHEREAS, the Board desires to clarify that the adjustment provisions of the 2005 Plan set forth in Section 4.3 of the 2005 Plan are not discretionary;

NOW THEREFORE BE IT RESOLVED, that by reason of the Stock Dividend, all stock options and stock appreciation rights granted and outstanding under the 2005 Plan as of the close of business on August 15, 2006 will be adjusted so that (a) the number of shares of Common Stock that may be acquired under such stock options and the stock appreciation rights will be increased proportionately and (b) the exercise or grant price for each share of Common Stock subject to such outstanding stock options or stock appreciation rights will be reduced proportionately, without changing the aggregate value of such stock options or stock appreciation;

RESOLVED FURTHER, that, to implement the intent of the foregoing, Section 4.1 of the 2005 Plan is hereby amended (effective as of the close of business on August 15, 2006) to read in its entirety as follows:

4.1	Number of Shares Available for Awards.

(a)	Subject to adjustment as provided in Section 4.3 herein, the maximum number of Shares available for issuance to Participants under the Plan (the “Share Authorization”) shall be four million two hundred seventeen thousand six hundred eighty-eight (4,217,688) shares.

(b)	Subject to adjustment as provided in Section 4.3, and subject to the limit set forth in Section 4.1(a) on the number of Shares that may be issued in the aggregate under the Plan, and in order to comply with the requirements of Section 422 of the Code and the regulations thereunder, the maximum number of Shares available for issuance pursuant to ISOs and NQSOs shall be:

(i)	four million two hundred seventeen thousand six hundred eighty-eight (4,217,688) Shares that may be issued pursuant to Awards in the form of ISOs.

(ii)	four million two hundred seventeen thousand six hundred eighty-eight (4,217,688) Shares that may be issued pursuant to Awards in the form of NQSOs.

(c)	Subject to adjustment as provided in Section 4.3, the maximum number of Shares that may be subject to all Awards granted under the Plan to any one Participant during a calendar year is one million (1,000,000).

RESOLVED FURTHER, that, to implement the intent of the foregoing, Section 4.3 of the 2005 Plan is hereby amended (effective as of the close of business on August 15, 2006) to read in its entirety as follows:

4.3

Adjustments in Authorized Shares. In the event of any corporate event or transaction (including, but not limited to, a change in the Shares of the Company or the capitalization of the Company) such as a merger, consolidation, reorganization, recapitalization, separation, stock dividend, stock split, reverse stock split, split up, spin-off, or other distribution of stock or property of the Company, combination of Shares, exchange of Shares, dividend in kind, or other like change in capital structure or distribution (other than normal cash dividends) to Shareholders of the Company, or any similar corporate event or transaction, the Committee, to prevent dilution or enlargement of Participants’ rights under the

Plan, shall substitute or adjust, as applicable, the number and kind of Shares that may be issued under the Plan or under particular forms of Awards, the maximum number of shares that may be granted to individual Participants, the number and kind of Shares subject to outstanding Awards, the Option Price or Grant Price applicable to outstanding Awards and other value determinations applicable to outstanding Awards. The Committee shall also make appropriate adjustments in the terms of any Awards under the Plan to reflect or related to such changes or distributions and to modify any other terms of outstanding Awards. The determination of the Committee as to the foregoing adjustments shall be conclusive and binding on Participants under the Plan. Subject to the provisions of Article 17, without affecting the number of Shares reserved or available hereunder or the number or types of options that may be granted hereunder, the Committee may authorize the issuance or assumption of Awards under this Plan in connection with any merger, consolidation, acquisition of property or stock or reorganization upon such terms and conditions as it may deem appropriate; provided, however, that, subject to adjustment as provided above, the maximum amount of Shares with respect to which ISOs, NQSOs and/or other Awards may be granted under this paragraph is as set forth in sections 4.1 (b) and (c) hereof.